02049477

#82-2948

ORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out be for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential a disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of th may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

TENKE MINING CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 08 07 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [ ] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CRAIG

GIVEN NAMES: JOHN H.

NO. STREET APT: 8 SAUNDERS STREET

CITY: TORONTO

PROV.: ON POSTAL CODE: M5M 3S4

BUSINESS TELEPHONE NUMBER: 416 - 869 - 5756

BUSINESS FAX NUMBER: 416 - 350 - 6951

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [X] YES [ ] NO

SUPPL

BOX 4. JURISDICTION(S) WHERE REPORTING ISSUER O

[X] ALBERTA

[X] BRITISH COLUMBIA

[ ] MANITOBA

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	IDENTIFY HOLDER WHERE OWNERSHIP IS INDIRECT OR DIRECTION
SH.PUR. WARRANT	2,250		55		2,250	nil		nil	1	
OPTIONS	125,000		52		125,000	nil		nil	1	
OPTIONS	75,000	05 07 99	50	75,000		nil		75,000	1	
OPTIONS	75,000	03 07 02	51		75,000	.75		nil	1	
COMMON	6,300	03 07 02	51	75,000		.75		81,300	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN H. CRAIG

SIGNATURE:

DATE OF THE REPORT (DAY MONTH YEAR): 12 07 02

SEC MAIL PROCESSING RECEIVED AUG 23 2002 WASH. D.C. 165 SECTION

AUG 30 2002 THOMSON FINANCIAL

BCSC 55-102F6 Rev. 2001 / 6 / 25   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE